Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our report dated April 23, 2007, accompanying the combined statements of assets and liabilities of the Chase Group Properties as of December 31, 2004 and 2005, and the related statements of revenues and expenses, net investment, and cash flows for each of the three years in the period ended December 31, 2005, contained in the Registration Statement of Concho Resources Inc. (No. 333-147655) (“Earlier Registration Statement”), which is incorporated by reference in this Registration Statement on Form S-1 (“Registration Statement”) filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts” in the Prospectus constituting a part of the Earlier Registration Statement.
GRANT THORNTON LLP
Kansas City, Missouri
December 13, 2007